4088 Commercial Avenue Northbrook, IL 60062	tel 847.400.9000 fax 847.400.9199

August 27, 2009

Ms. Kate Tillan
Mail Stop 3030
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nanosphere, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 Forms 10-Q for the Quarterly Periods Ended March 31, and June 30, 2009 File No. 001-33775

Dear Ms. Tillan:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 19, 2009, with respect to the above referenced filings of Nanosphere, Inc. (the “Company”). Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business

Overview, page 3

1.	We note your disclosure on page 4 that “[c]urrently, our patent portfolio is comprised, on a worldwide basis, of 96 issued patents and over 163 pending patent applications which we own directly or for which we are the exclusive licensee.” In your future filings, please clarify whether some of these patents and pending patent applications derive from a common parent patent application or are foreign counterpart patent applications and relate to similar or identical technological claims. Your disclosure in future filings should make it clearer how many different technological claims that you have protected by patents or are pending patent approval.

2.	We note from your risk factor disclosure on page 18 that your “exclusive and non-exclusive licenses expire at various times, corresponding to the subject patents’ expirations, which currently range from 2009 to 2025.” In your future filings, please clarify the importance and duration and effect of all patents, licenses, etc., held. Refer to Item 101(c)(iv) of Regulation S-K. It should be clearer from your disclosure how your patent portfolio is structured in terms of which patents are more significant to your business and when those patents expire. For example, it is unclear from your current disclosure the effect, if any, that the patent(s) that expire in 2009 may have on your proprietary position.

Response - Comments 1 and 2:	In future filings with the Commission that require disclosure of the information set forth in Item 101(c) of
Regulation S-K, we will expand the discussion of the structure and duration of our patent portfolio as follows:

“As of [DATE], our patent portfolio is comprised, on a worldwide basis, of [AA] issued patents and [BB] pending patent applications which we own directly or for which we are the exclusive licensee. Some of these patents and patent applications derive from a common parent patent application or are foreign counterpart patent applications and relate to similar or identical technological claims. The issued patents cover [WW] different technological claims and the pending patent applications cover [XX] additional technological claims.

Many of our issued and pending patents were exclusively licensed from the International Institute for Nanotechnology at Northwestern University (“Northwestern”) in May 2000 and they generally cover our core technology, including nanotechnology based biodiagnostics and biobarcode technology. A majority of our issued patents expire in 2017 and all of the remaining patents expire between 2018 and 2025. Our patent portfolio provides protection against other companies offering products employing the same technologies and methods as we have patented. While we believe our patent portfolio establishes a proprietary position, there are many competitive products utilizing other technologies that do not infringe on our patents.

In addition, we have non-exclusive licenses for [YY] patents that cover [ZZ] different technological claims from various third parties. Most of these license agreements require us to pay the licensor royalty fees that typically expire upon the patent expiration dates which range from 2009 to 2025. These license agreements are non-exclusive and do not create a proprietary position. The expiration of these non-exclusive licenses will result in the termination of certain royalty payments by us to the licensors.”

Unparalleled Specificity, page 8

3.	We note your disclosure that “[a] key property of the oligonucleotide-linked gold nanoparticle is an extremely sharp melting curve.” Although we note your disclosure in the two sentences that follow, please revise your applicable future filings to explain more clearly the function of the sharp melt transition curves and the significance of those curves to the specificity of your product. In addition, please explain whether the sharp melting curves are a proprietary feature of your gold nanoparticles or whether the sharp melting curves, and therefore specificity, could be replicated by competitors using oligonucleotides labeled by gold or other types of nanoparticles, rather than fluorophore probes, that would not be covered by your patents or other forms of proprietary protections. Please update your “Competition” section in your future filings to disclose, to the extent then known, whether you have any competitors that are currently developing or marketing products with the oligonucleotide specificity you describe.

Response:	In our future filings with the Commission that require disclosure of the information set forth in Item 101(c) of Regulation S-K, we will expand our disclosure of sharp melting curves as follows:

“Unparalleled Specificity.  A key property of the oligonucleotide-linked gold nanoparticle is an extremely sharp melting curve. Our nanoparticles exhibit dissociation transitions of less than one degree in Celsius temperature, whereas most alternative products are based on polymerase chain reaction, or PCR, which exhibits melt transitions typically in the 15-30 degree range. The reduced band in temperature in which binding and dissociation occurs, creates a significantly higher signal to noise ratio resulting in greater specificity. These qualities eliminate errors caused by mismatched nucleotide pairs, thereby allowing genomic targets differing by a single nucleotide (base pair) to be distinguished with unprecedented selectivity. Sharp melting curves are a proprietary feature of our nanoparticles and our patent portfolio includes issued patents protecting the methods and product performance related to melt transition curves.”

We are unaware of competitors that are currently developing or marketing products with the oligonucleotide specificity that we describe. If at any time in the future we become aware of any competitors who are developing or marketing products with similar oligonucleotide specificity, we will disclose that fact in future filings with the Commission.

Assay Format, page 9

4.	We understand from the first sentence of the first paragraph of this subsection that you intended to include a graphic in your filing that shows how your system detects and captures target molecules onto your microarrays. It does not appear, however, that such graphic was actually included in your filing. In your future filings, as applicable, please ensure that your graphic is included. If you intended to include the graphic that appeared on page 51 of your registration statement on Form S-1/A filed on October 29, 2007, please advise. Also, we understand that your graphic is intended to show genomic and proteomic target capture, but the graphic included in the Form S-1/A referenced above only depicts genomic capture. Please advise.

Response:	The graphic that was inadvertently omitted from page 9 of our annual report on Form 10-K for the year ended December 31, 2008 is the same as the graphic that appeared on page 51 of our registration statement on Form S-1/A filed with the Commission on October 29, 2007. We may or may not elect to include a similar graph in future filings with the Commission. If we elect to include the same graphic in future filings, we will add the following footnote to it:

“The above graphic depicts a genomic or proteomic assay utilizing a molecule attached to a gold nanoparticle. In the case of a genomic assay, the molecule represents an oligonucleotide. In the case of a proteomic assay, the molecule represents an antibody.”

If we elect not to include a graphic, we will be sure to eliminate the reference to it.

Item 1A. Risk Factors, page 15

5.	We understand from your disclosure on page 52 under “5. Equity Incentive Plan” that the number of shares available for issuance under your 2007 Long-Term Incentive Plan is increased each year by the least of (i) 900,000 shares of common stock, (ii) 4% of the total amount of your outstanding shares (or approximately 889,147 shares based on the number of outstanding shares as of December 31, 2008), which would pick up shares issued upon the exercise of previously granted options and shares issued in connection with future equity financings, or (iii) an amount determined by the board of directors. In your future filings, please include risk factor disclosure that clearly discloses the compounding effect of the yearly increases in the total number of shares available for issuance under your 2007 Plan and indicate the amount of shares that were added and made available for issuance under the 2007 Plan in the most recent fiscal year as a result of the evergreen provision. Please also disclose the dilution that may result from such increases in the amount of shares available to be issued under your 2007 Plan. Please also disclose that due to the evergreen provision, it is more likely that your shareholders will not be asked to approve or disapprove further additions to your current equity plan, or to approve or disapprove the adoption of new equity compensation plans in the future, given the presence of the evergreen provision in your current plan than if your plan did not contain such provision.

Response:	In future filings with the Commission that require disclosure of risk factors in accordance with Item 503 of Regulation S-K, we will include a risk factor substantially the same as the following disclosure:

“Our 2007 Long-Term Incentive Plan includes an automatic share replenishment, or “evergreen,” provision that, unless our board of directors takes action to the contrary, will automatically increase the number of shares of our common stock reserved for issuance under this plan each year. Issuances of awards under this evergreen provision would cause further dilution to existing stockholders.

In March 2007 our board of directors adopted and our shareholders approved our 2007 Long-Term Incentive Plan (the “2007 Plan”). The 2007 Plan authorizes the grant of stock options, share appreciation rights, restricted shares, restricted share units, unrestricted shares, incentive stock options, deferred share units and performance awards. The total awards originally authorized under the 2007 Plan was 4,106,009 shares, plus up to an additional 773,591 shares of common stock that will become available in the event that awards made under our 2000 Equity Incentive Plan expire, are forfeited or cancelled, plus an annual increase in the number of  shares pursuant to the evergreen provision equal to the least of: 900,000 shares of common stock; 4.0% of our outstanding shares of common stock as of fiscal year end (889,147 shares at December 31, 2008); and an amount determined by the board of directors.

At December 31, 2008, there were 22,228,696 outstanding shares of our common stock. In addition, there were outstanding options to purchase 3,362,721 shares of our common stock, of which 2,830,821 were in the money based on our December 31, 2008 closing stock price. None of these outstanding options are covered by shares authorized pursuant to the evergreen provision. Pursuant to the evergreen provision, an additional 889,147 shares of our common stock were authorized for issuance under the 2007 Plan as of January 1, 2009. Collectively, the outstanding shares as of December 31, 2008, the in-the-money options and warrants as of December 31, 2008 and the additional shares authorized on January 1, 2009 pursuant to the evergreen provision were 25,948,664 (the “Adjusted Outstanding Shares”).

On January 1, 2010, January 1, 2011 and January 1, 2012, a maximum of 900,000 additional shares per year may be authorized under our 2007 Plan as a result of this evergreen provision. If the maximum number of shares under the evergreen provision were to be authorized and issued, the future shares issued under the evergreen provision would result in an approximate 10% increase in the Adjusted Outstanding Shares as of December 31, 2008.

The evergreen provision of the 2007 Plan will increase the likelihood that we will not request existing stockholders to authorize additional shares for issuance under the 2007 Plan or a new plan. However, other factors, such as a material increase in the number of our award-eligible employees, or competitive conditions to attract or keep valuable employees, may affect the likelihood of our requesting stockholders to authorize additional shares under this plan or a new plan. The issuance, perception that issuance may occur, or exercise of these options may have a dilutive impact on other stockholders and could have a material negative effect on the market price of our common stock.”

Item 7. Management’s Discussion and Analysis...

Fiscal 2008 Compared to 2007, page 33

6.	We note your disclosure that your product revenues increased over the periods compared due to sales and rentals of your system. In your future filings, to the extent material to an investor’s understanding of your operating results and trends related thereto, please disclose the portion of your revenues that were due to rentals or sales for the periods presented. If a significant portion of your revenues are due to rentals, please disclose whether there are any additional demands on your capital resources as a result of entering into rental arrangements (where you bear the upfront cost of goods sold) rather than consummating upfront sales of your systems (where you would immediately recognize revenue that would approximate or exceed your cost of goods sold), and any risk related thereto. Please also disclose, to the extent then material, the portion of your revenues due to sales of consumables as opposed to revenues derived from sales or rentals of your systems.

Response:	At this stage of our development, we believe that the breakdown of our product sales resulting from sales as compared to rentals of our systems is not material for investors to understand our operating results and trends. We will continue to assess the materiality of such a breakdown in future filings with the Commission. Additionally, in future filings with the Commission, starting with our Form 10-Q for the quarter ended September 30, 2009, we will add the following disclosure in the Liquidity and Capital Resources section to clarify the impact of system rental programs on capital resources:

“We currently offer our customers an option to lease the Verigene System for a period of up to five years and we recover the cost of these leased systems over the term of the lease. To date, our aggregate upfront investment in systems rented to customers has not been material. However, we may need to increase investment in such systems to support future product placements under leasing agreements. We have established a relationship with a third party financing company which will provide our customers with an alternative financing option for their leased equipment. This arrangement will help mitigate the demand on our capital resources, for customers electing a third party lease option, by allowing us to recover the cost of such systems immediately instead of over several years.”

At this stage of our development, our revenues are minimal and the mix between consumable and system revenues fluctuates significantly from period to period and is likely not indicative of future results. Accordingly, we currently believe that this information could be misleading and is not material to investors’ understanding of our operating results and trends. We will continue to assess the materiality of information on the mix between consumable and system revenues and will include such information in future filings with the Commission when material.

Item 11. Executive Compensation, page 60

7.	We note the discussion under the heading “Stock Option Awards” on page 17 of your proxy statement that you have incorporated by reference into your annual report on Form 10-K. In your future filings, as applicable, please provide an enhanced discussion of your policies for allocating between options that have gradual and cliff-vesting schedules. Also, in your future filings, please ensure that your disclosure regarding awards of options clearly identifies the type of vesting for that award, why that vesting schedule was selected and the basis for awarding the option to the named executive officer. In this regard, it is unclear from your current disclosure on page 18 of the proxy statement which vesting schedule applies to the options you awarded during 2008, why that vesting schedule was selected or what was the basis for the option awards.

Response:	The options awarded to named executive officers during 2008 vest in four equal, annual installments commencing on the grant date. In future filings with the Commission that require disclosure of the information set forth in Item 402 of Regulation S-K, our disclosure of “Stock Option Awards” will clarify the vesting schedule for option awards to named executive officers and will include a discussion of our policies for gradually-vesting options as compared to cliff-vested options as follows:

“We generally grant employees (including named executive officers) an equal number of gradually-vesting options and cliff-vested options. Gradually-vested options typically vest in four equal annual installments commencing on the grant date. This strategy is aligned with our corporate objectives to attract and retain key employees (including named executive officers) while motivating these employees to achieve key strategic priorities. Employees (including named executive officers) may be awarded additional options by the compensation committee or (in the case of employees who are not named executive officers) by the chief executive officer. These additional option issuances typically include an equal number of gradually-vesting options and cliff-vested options.

As described under the heading “Equity Incentive Compensation” in our proxy statement, additional equity incentive awards granted from time to time to named executive officers are based on a combination of their individual performance and the performance of the Company. The value of options granted is usually calculated as a percentage of the base salaries of those officers. Percentages are selected based on the recommendations of compensation consultants retained by the compensation committee of the Company after their review of comparative compensation data for similarly situated executives in comparable companies. Such grants are typically gradually-vested options vesting in four equal annual installments commencing on the grant date.”

Signatures, page 63

8.	Please amend your filing to include the correct second paragraph of the text required on the signature page of Form 10-K. The second paragraph currently included on this page indicates that each person listed below that paragraph only signed the document on behalf of the registrant, rather than on behalf of the registrant and in that person’s capacity as indicated in the signature blocks. When you amend your filing, please ensure that, in addition to identifying which officers signed in their capacity as principal executive officer, you also identify which officers signed in their capacities as (i) principal financial officer and (ii) principal accounting officer or controller. Refer to General Instruction D(2)(a) to Form 10-K.

Response:	We hereby undertake to file, as soon as practicable, an Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2008 to include all appropriate titles of signatories and the statement attesting that the signatories are signing the Form 10-K in their respective capacities indicated in the signature block as required by General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Contractual Obligations and Commitments, page 16

9.	We note the vague reference here that your commitments have not changed significantly “[o]ther than disclosed elsewhere in this Quarterly Report.” In your applicable future filings, rather than requiring investors to piece together information from other portions of your document to figure out how your contractual obligations have changed since the fiscal-year end, please describe in your MD&A the significant changes to such obligations and provide the tabular disclosure required by Item 303(a)(5) of Regulation S-K.

Response:	In future filings, we will delete the words “[o]ther than disclosed elsewhere in this Quarterly Report” if there have been no significant changes to our contractual obligations or commitments since the issuance of our Annual Report on Form 10-K. If there are significant changes to our contractual obligations or commitments in future reporting periods, we will include the required disclosures in our MD&A to comply with Item 303(a)(5) of Regulation S-K.

Forms 10-Q for the Quarterly Period Ended March 31, 2009 and June 30, 2009.

10.	We note that your annual report contains management’s internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company as required by Item 601(b)(31) of Regulation S-K. Please amend your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 to included corrected certifications that include the required language. You may provide abbreviated amendments that consist of a cover page, explanatory note, signature page and paragraphs 1,2 4 and 5 of the certification.

Response:	We hereby undertake to file, as soon as practicable, an Amendment No. 1 to each of our Forms 10-Q for the Quarterly Period Ended March 31, 2009 and June 30, 2009 to include the internal control over financial reporting disclosures in paragraph 4 of the certifications required by Item 601(b)(31) of Regulation S-K.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing responses, please do not hesitate to contact me at (847) 400-9021.

Sincerely,

/s/ Roger Moody.
Roger Moody
Chief Financial Officer and Treasurer

9